UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-10 March 14, 2005

DESCRIPTION:

Queenstake Obtains Prospectus Receipt for Cdn $20 Million Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 14, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-10

March 14, 2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE OBTAINS PROSPECTUS RECEIPT FOR Cdn $20 MILLION OFFERING

Denver, Colorado – March 14, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE) the “Company” has filed and obtained a receipt for its final short form prospectus reflecting that it has entered into an agreement with a syndicate of agents pursuant to which the agents have agreed to sell on a best efforts basis a maximum of Cdn$20 million of units and a minimum of Cdn$15 million at a price of Cdn$0.30 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant will be exercisable to acquire one additional common share at a price of Cdn$0.40 for a period of 24 months.  The agents have the option to sell on a best efforts basis an additional Cdn$10 million of units on the same terms and conditions.  The Offering remains subject to regulatory approval and is expected to close on or about March 23, 2005, but, in any event not later than March 31, 2005.

The Company has previously reported that gold production for 2005 is forecast to be 275,000 ounces. Total cash costs are expected to be estimated and that estimate will be released to the market in the near future.  It will remain the 6th largest United States gold producer, with all of its costs continuing to be expressed exclusively in United States dollars.

The Company also wishes to clarify a press release made late last Friday, March 11, 2005.  Pursuant to a request by the British Columbia Securities Commission, the Company was complying with a request from that Commission that it make it abundantly clear that the financial information released by the Company on March 8, 2005, was unaudited.  That news release may have been misconstrued.  Queenstake’s management categorically states that it will release its annual audited financial statements prior to March 31, 2005 and that it currently anticipates no material changes from its previously released unaudited financial information

The net proceeds of the offering will be used to fund Queenstake’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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